UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 31, 2019
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI TRADING STATEMENT FOR
THE SIX MONTHS ENDED 30 JUNE 2019

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

31 July 2019
NEWS RELEASE
ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2019

AngloGold Ashanti will release results for the six months ended 30 June 2019 (the "Period") on the
Johannesburg Stock Exchange News Service on 8 August 2019.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period.

Expected Headline Earnings and Basic Earnings

Shareholders are advised that the Company has reasonable certainty that headline earnings for the
Period are expected to be between $111 million and $129 million, with headline earnings per share
("HEPS") of between 27 US cents and 31 US cents. Headline earnings and HEPS for the comparative period in 2018 were $99 million and US 24 cents, respectively.

The basic earnings for the Period are expected to be between $106 million and $122 million, resulting in basic earnings per share ("EPS") of between US 25 cents and US 29 cents. The basic earnings and
EPS for the comparative period were $33 million and US 8 cents, respectively.

The expected overall increases in headline earnings and basic earnings for the Period compared to the comparative period were primarily due to the following reasons:
·
Prior period retrenchment costs related to the restructured South African operations were not repeated in 2019, resulting in increased earnings of $22 million (post-tax) or 5 US cents per share;
·
A Brazilian power utility legal settlement received in April 2019 of $11 million (post-tax) or 3 US cents per share; and
·
Income from joint ventures, mainly Kibali, increased by $38 million (post-tax) or 9 US cents per share.

These increases were partly offset by:
·
A decrease in net by-product revenue of $25 million (post-tax) or 6 US cents per share, mainly related to a decrease in silver sales and silver price received (mainly from Cerro Vanguardia);
and
·
An increase in environmental rehabilitation costs of $27 million (post-tax) or 7 US cents per share (non-cash item) as a result of the adverse impact of lower risk-free interest rates used in determining the environmental rehabilitation obligations.

In addition, in 2018, a non-cash impairment of the Uranium plant of Mine Waste Solutions affected basic earnings by $66 million (post-tax) or 16 US cents per share (non-cash item).

Operational Performance

Production for the six months ended 30 June 2019 is expected to be 1.554 Moz, from 1.578 Moz for the half year ended 30 June 2018 (excluding Moab Khotsong, Kopanang and TauTona mines).
Production decreases from Sunrise Dam (lower grade) and Siguiri (lower grades and plant throughput), as well as a planned decrease in production from Cerro Vanguardia in terms of its life-of-mine plan were offset by strong production improvements from Kibali, Iduapriem, Geita and Tropicana.

The process to streamline the AngloGold Ashanti portfolio continues with sales processes ongoing in
South Africa, Mali and Argentina.

The forecast financial information on which this trading statement is based has not been reviewed or reported on by AngloGold Ashanti's external auditors.
.

Johannesburg
31 July 2019

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2017, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold
Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the
“Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG CUSIP: 035128206 NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                    AngloGold Ashanti Limited
Date: July 31, 2019
By: /s/ M E SANZ PEREZ
Name:
M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance